IMC Applies to List its Common Shares on the NASDAQ Capital Market

Toronto, Canada; Glil Yam, Israel - October 8, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that it has applied to list its common shares (the "Common Shares") on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "IMCC". The Common Shares of the Company will continue to be listed on the Canadian Securities Exchange under the same trading symbol.

A successful listing on the NASDAQ will allow the Company to broaden its exposure through the world's largest capital market as part of the Company's growth strategy. The listing will provide current investors with additional liquidity and prospective investors with better access to one of the leading international cannabis companies.

Oren Shuster, Chief Executive Officer of IMC commented, "IMC's international platform is growing rapidly, and recognition of the IMC medical cannabis brand in our core markets of Israel and Germany is very strong. As we continue to build our global footprint, we are implementing a capital markets strategy that compliments our international operations."

Marc Lustig, Chairman of IMC added, "As IMC continues to scale, it is imperative to have access to the largest capital market in the world. The NASDAQ in particular has a deep base of constituents in the healthcare and technology sectors that align very strongly with IMC's core strategy of being a global leader in medical cannabis by providing high quality products for its patients through investing in research and development as well as product innovation."

Listing on the NASDAQ will be subject to satisfaction of all applicable listing and regulatory requirements, including registration of the Common Shares with the U.S. Securities and Exchange Commission, and NASDAQ requirements and approvals. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on the NASDAQ.

About IM Cannabis Corp.

IMC (CSE: IMCC) is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes statements relating to the Company's application to list its common shares on NASDAQ,  the Company's ability to increase its liquidity and capital markets exposure if the NASDAQ listing application is successful, the Company receiving all required approvals in respect of its NASDAQ listing application and the commencement of trading of the Company's Common Shares on the NASDAQ following approval of its listing application. the registration of the Company's common shares with the U.S. Securities and Exchange Commission (the "SEC"), the timing of the SEC's review of the application and any delays, including but not limited to delays related to COVID-19, and the Company's strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. (*Focus Medical") in accordance with IFRS 10, Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of a registration statement filed with the SEC; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities, including but not limited to delays relating  to COVID-19; the Company's listing application being unsuccessful; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca